UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:	BlackRock Capital Investment Corporation
Address of Principal Business Office:	50 Hudson Yards New York, NY 10001
Telephone Number (including area code):	(212)-810-5800
File Number under the Securities Exchange Act of 1934:	814-00712

In addition to completing the cover page, a company withdrawing its election under section 54(a) of the Act must state one of the following bases for filing the notification of withdrawal:

☐	A.
The company has never made a public offering of its securities; does not have more than 100 security holders for purposes of section 3(c)(1) of the Act and the rules thereunder; and does not propose to make a public offering.

☐	B.
The company (1) has distributed substantially all of its assets to its security holders and has effected, or is in the process of effecting, a winding-up of its affairs, and (2) is not liquidating as part of a merger.

☒	C.
The company has (1) sold substantially all of its assets to another company; or (2) merged into or consolidated with another company. Give the name of the other company and state whether the other company is a registered investment company, a company excluded from the definition of an investment company by section 3(c)(1) of the Act, a business development company, or none of the above.

☐	D.
The company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities or partnership interests. Describe the company’s new business. Give the date of the shareholders’ or partners’ meeting and the number of votes in favor of and opposed to the change.

☐	E.	The company has filed a notice of registration under section 8 of the Act. State the filing date of the company’s notice of registration (Form N-8A) under the Act.

☐	F.	Other. Explain the circumstances surrounding the withdrawal of election.

On March 18, 2024, pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of January 10, 2024, by and among BlackRock Capital Investment Corporation, a Delaware corporation (the “Company”), BlackRock TCP Capital Corp., a Delaware corporation (“TCPC”), BCIC Merger Sub, LLC, a Delaware limited liability company and an indirect wholly-owned subsidiary of TCPC (“Merger Sub”), and solely for the limited purposes set forth therein, BlackRock Capital Investment Advisors, LLC, a Delaware limited liability company and investment adviser to the Company (“BCIA”), and Tennenbaum Capital Partners, LLC, a Delaware limited liability company and wholly-owned subsidiary of BCIA and investment adviser to TCPC, the Company merged with and into Merger Sub, with Merger Sub continuing as the surviving company and as an indirect wholly-owned subsidiary of TCPC (the “Merger”). Shareholders of the Company received shares of common stock of TCPC in consideration for their shares of the Company as a result of the Merger and became shareholders of TCPC. TCPC is regulated as a business development company under Section 54(a) of the Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, TCPC, has caused this notification to be signed on its behalf by the undersigned duly authorized person.

SIGNATURES

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the City of Santa Monica and the State of California on the 18th day of March 2024.

BlackRock TCP Capital Corp., as successor by merger to BlackRock Capital Investment Corporation

By:	/s/ Rajneesh Vig
Name:	Rajneesh Vig
Title:	Chief Executive Officer

Attest:	/s/ Erik L. Cuellar
Name:	Erik L. Cuellar
Title:	Chief Financial Officer and Treasurer